Exhibit 99.30

THERATECHNOLOGIES INC.	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy — Annual and Special Meeting of Shareholders to be held on March 25, 2010
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting, or at any adjournment thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

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7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received prior to 5:00 p.m., Eastern Time, on March 23, 2010.

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Appointment of Proxyholder

The undersigned shareholder of Theratechnologies Inc. (the “Company”) hereby appoints: PAUL POMMIER, Chairman of the Board, or failing him, YVES ROSCONI, President and Chief Executive Officer	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my proxyholder to attend and act for and on my behalf at the Annual and Special Meeting of Shareholders of the Company to be held at the Centre Mont-Royal, 2200 Mansfield, Salon International, Montreal, Québec, on Thursday, March 25, 2010 at 10:00 a.m., (the “Meeting”), and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercice with respect to his/her common shares if personnally present at the Meeting. The shares are to be voted, on any ballot, in accordance with the instructions given below:

VOTING RECOMMENDATIONS BY MANAGEMENT ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

		For	Withhold

1. Election of Directors		☐	☐
Vote FOR or WITHHOLD from voting with respect to the election of directors

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		For	Withhold

2. Appointment of Auditors		☐	☐
Vote FOR or WITHHOLD from voting with respect to the appointment of auditors.

	For	Against	Withhold

3. Resolution 2010-1 Approving the Shareholder Rights Plan	☐	☐	☐
Vote FOR, AGAINST or WITHHOLD from voting with respect to resolution 2010-1.

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Authorized Signature(s) — This section must be completed for your instructions to be executed.	Signature(s)	Date

I authorize you to act in accordance with my instructions set out above. I hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD/MM/YY

Interim Financial Statements — Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Report — Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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